

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2009

<u>Via Facsimile and U.S. Mail</u>
Nancy C. Jones, Esq.
Barber & Bartz, P.C.
525 Main Street, Suite 800
Tulsa, OK 74103

> **Re:** **Xeta Technologies, Inc.**
> **Schedule TO-I**
> **Filed September 17, 2009**
> **File No. 5-39050**

Dear Ms. Jones:

We have limited our review of the filing above to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit (A)(1)(A): Offer to Exchange

General

1.   The exchange ratio applicable and number of new options receivable will be based on the closing price of the company's common stock on the date the options are granted. You disclose the grant date may or may not be expiration date of the offer. Accordingly, if options are granted on a date after the expiration date, optionholders who tender in your offer would not have any knowledge of the material terms of the offer prior to expiration of the offer. This structure would be inconsistent with Item 4 of Schedule TO and Item 1004 of Regulation M-A. Please revise your offer.

2.   Assuming the company grants options on the date of expiration, optionholders would not have any knowledge of the material terms of the offer until, at the earliest, market close on the expiration date at which time the new closing price and exchange ratio could be determined. Please provide us with your analysis of how the offer as structured, complies with Item 4 of Schedule TO and Item 1004 of Regulation M-A.

3.   In addressing our comments, please also provide an analysis of how any revised offer would allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Summary of Terms-Questions and Answers, page 4

Q. 23. What do I need to do to participate in the Exchange Program, page 9

4.   We note that the only means to tender is electronically through the company's intranet website and that "submissions by any other means will not be accepted." Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable. Your response should also address the consideration you have given to accommodating eligible optionholders who may not have computer access or who may experience difficulties (technical or otherwise) in accessing the intranet website.

Q.28. How do I withdraw or change my election, page 10

5.   We note that withdrawals may only be submitted through the company's intranet website. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Conditions of the Exchange Program, page 22

6.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Summary Consolidated Income Statements and Balance Sheets, page 28

8.   Please include all the information required by Item 1010(c) of Regulation M-A.   For example, revise to include disclosure of the ratio of earnings to fixed charges for the relevant periods required.

Extension of Exchange Program; Termination; Amendment, page 33

9.   You disclose that if the offer is extended, you will provide appropriate notice no later than 11pm Central Time on the next business day after the scheduled expiration date. Rule 14e-1(d) requires that you make a public announcement in the event the offer is extended no later than 9 a.m. Eastern time on the next business day after the scheduled expiration date. Please revise the offer accordingly.

10.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions